Exhibit 99.1

TRANSITION THERAPEUTICS INC.

ANNUAL INFORMATION FORM

For the year ended

June 30, 2009

September 16, 2009

TABLE OF CONTENTS

PRELIMINARY	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Three Year History	3
Recent Developments	8
Trends	8
BUSINESS OF THE CORPORATION	9
General	9
Technology	10
ELND005 (AZD-103) Technology	10
Gastrin Based Therapies	11
TT-301 / TT-302	13
Product Pipeline	14
Regulatory Approval Process for Therapeutic Drugs	14
Manufacturing	15
Product Marketing Strategy	16
Specialized Skills and Knowledge	16
Competitive Conditions	16
Alzheimer’s Disease	17
Diabetes	17
Intellectual Property	18
Patent Protection	19
RISKS AND UNCERTAINTIES	20
DIVIDENDS	20
DESCRIPTION OF CAPITAL STRUCTURE	20
MARKET FOR SECURITIES	20
Trading Price and Volume	20
ESCROWED SECURITIES	21
DIRECTORS AND EXECUTIVE OFFICERS	21
Securities Holdings	23
AUDIT COMMITTEE	23
Audit Committee Charter	23
Composition of the Audit Committee	23
Relevant Education and Experience	24
Pre-Approval Policies and Procedures	25
External Auditor Service Fees	25
TRANSFER AGENTS AND REGISTRAR	26
MATERIAL CONTRACTS	26
INTERESTS OF EXPERTS	26
ADDITIONAL INFORMATION	26
TECHNICAL GLOSSARY	27
APPENDIX A AUDIT COMMITTEE CHARTER	29

PRELIMINARY

This Annual Information Form should be read in conjunction with the “Caution Regarding Forward-Looking Statements” below.

Unless otherwise stated, the information presented in this Annual Information Form is as of September 16, 2009. The Corporation’s fiscal year ends on June 30.

In July 2007, the Corporation completed the consolidation of its issued and outstanding Common Shares (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares. As a result of this consolidation, the number of Common Shares, warrants and options, related exercise prices and basic and diluted loss per Common Share have been retroactively adjusted to reflect the consolidation. Unless otherwise indicated, all share prices have been multiplied by a factor of 9 and all Common Shares outstanding have been divided by a factor of 9 to give effect to the share consolidation.

All funds are stated in Canadian dollars unless otherwise indicated.

For a description of certain terms used in this Annual Information Form, please refer to the “Technical Glossary”.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this AIF include, but are not limited to, statements with respect to: the potential clinical benefit of the combination therapy of TT-223 and EGF (defined below), the clinical study phases of each of the Corporation’s product candidates which the Corporation expects to complete in fiscal 2010, the ability of the Corporation’s business model to maximize shareholder returns, the potential for ELND005 (AZD-103) to slow the progression of Alzheimer’s disease and improve symptoms; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease, the potential role of gastrin based therapies in providing sustained blood glucose control in type 2 diabetes, the global market opportunity for TT-223, TT-301 and TT-302, the intention of the Corporation to seek a partnership for the development of TT-301 and TT-302, the engagement of third party manufacturers to produce the Corporation’s drug substances and products, the intention of the Corporation to make collaborative arrangements for the marketing and distribution of its products, the impact of human capital on the growth and success of the Corporation and the Corporation’s dividend policy. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this Annual Information Form unless otherwise stated, and the Corporation will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Corporation will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Corporation may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Corporation will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Corporation will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Corporation will be able to compete in the targeted markets, and (vii) the risk that the Corporation may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in the Corporation’s annual management discussion and analysis, dated September 16, 2009 and all other information included in or incorporated by reference in this Annual Information Form before making investment decisions with regard to the securities of the Corporation.

CORPORATE STRUCTURE

Name, Address and Incorporation

Transition Therapeutics Inc. (the “Corporation”) was incorporated pursuant to the Business Corporations Act (Ontario) on July 6, 1998 as “Transition Therapeutics and Diagnostics Inc.” The Corporation filed articles of amendment on October 12, 2000 and on October 19, 2000 to create a class of non-voting shares (the “Class B Shares”) and to amend certain attributes of its Common Shares. On November 2, 2000, the Corporation filed articles of amendment to delete its private company restrictions. On December 14, 2000, the Corporation filed articles of amendment to change its name to “Transition Therapeutics Inc.” and effect a split of its issued and outstanding Common Shares on the basis of 3.25649 Common Shares for each previously issued and outstanding Common Share. On December 14, 2004, the Corporation filed articles of amendment to eliminate the Class B Shares from its authorized capital. In July 2007, the Corporation completed the consolidation of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares.

The Corporation’s principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7.

Intercorporate Relationships

The Corporation has one wholly-owned material subsidiary: Waratah Pharmaceuticals Inc. (“Waratah”), which is incorporated under the Canada Business Corporations Act.

The chart below illustrates the corporate structure:

For purposes of this Annual Information Form, unless the context indicates otherwise, references to the “Corporation” refers to the Corporation together with its subsidiaries.

Waratah’s principal business activity is to develop and commercialize its Alzheimer’s disease compound ELND005 (AZD-103), its gastrin based therapies for diabetes (these therapies were formerly known as Islet Neogenesis Therapy (“I.N.T.TM”)) and the compounds acquired in connection with the acquisition of NeuroMedix Inc. (“NeuroMedix”) in June 2007.

The Corporation’s lead product for diabetes is its gastrin analogue, TT-223.

The family of preclinical compounds acquired in the NeuroMedix acquisition are a class of compounds that have a therapeutic effect on central nervous system (“CNS”) diseases including Alzheimer’s disease, traumatic brain injury, multiple sclerosis and others. The lead drug candidates in this family of compounds under development are TT-301 and TT-302.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In July 2006, Novo Nordisk A/S (“Novo Nordisk”) and the Corporation signed an amendment to the Novo Nordisk licensing agreement entered into in August 2004 in respect of the combination therapy of TT-223 and epidermal growth factor (“EGF”) and the combination therapy of TT-223 and GLP-1 analogues to restate the rights and responsibilities of the parties. Novo Nordisk retained exclusive, worldwide rights to the combination therapy of TT-223 and EGF and the Corporation regained exclusive ownership and rights to all other gastrin-based therapy programs, including the combination therapy of TT-223 and GLP-1 analogues. The financial terms of the amended Novo Nordisk licensing agreement remained the same, where the Corporation was entitled to receive future combination therapy of TT-223 and EGF developmental milestone payments potentially totalling US$46 million plus commercial milestones and royalties on sales of the combination therapy of TT-223 and EGF products.

The Corporation advanced the clinical development of the combination therapy of TT-223 and EGF for type I and type II diabetes. Novo Nordisk received the final data from the exploratory Phase IIa clinical trials, and subsequent to their review of the data, Novo Nordisk was to decide whether to finalize development and commercialization of the combination therapy of TT-223 and EGF.

In August 2006, the Corporation announced study data from the Phase I/II clinical trial of Interferon Enhancing Therapy (“I.E.T.”), HCV-I.E.T., in hepatitis non-responder patients. The study data demonstrated that 6 of 21 (28%) of the hepatitis C non-responder patients that were treated for 12-weeks had a greater than 99% reduction of virus levels (2 log 10 decrease). These six patients that achieved a 99% reduction in viral levels received between 4-12 weeks of treatment with the triple combination therapy, suggesting that shorter duration of treatment or lower doses of EMZ702 may have been equally effective. The Corporation is no longer actively pursuing further development of the I.E.T. program.

In August 2006, the Corporation announced results from a Canadian Phase I trial of ELND005 (AZD-103) in healthy volunteers. The study showed that ELND005 (AZD-103) has a favourable pharmacokinetic profile that supports the targeted therapeutic dosing levels for ELND005 (AZD-103). The safety data indicated that ELND005 (AZD-103) was well tolerated by all subjects. The Corporation also received clearance from the United States Food and Drug Administration (“FDA”) to commence a US Phase I study examining higher doses of ELND005 (AZD-103).

The Corporation and the Juvenile Diabetes Research Foundation International (“JDRF”) entered into an agreement, effective September 13, 2006, in which the JDRF agreed to provide funding to assist in the development of the combination therapy of TT-223 and GLP-1 analogues over a two year period. Under the agreement, the JDRF agreed to contribute milestone driven payments of up to US$4 million to the Corporation. In return for the funding, the JDRF may receive a multiple of up to five times the funding provided in the form of 5% of the combination therapy of TT-223 and GLP-1 analogue revenues received by the Corporation prior to the time of product regulatory approval with the balance being paid over a five year period following regulatory approval.

On September 27, 2006, the Corporation and Elan Pharma International Limited (“Elan”) signed a US$200 million global collaboration agreement to develop and commercialize the Corporation’s Alzheimer’s disease product, ELND005 (AZD-103). Under the terms of the agreement, the Corporation has received total upfront payments of US$15 million and a Phase II milestone of US$5 million. Dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Corporation will be eligible to receive additional milestone payments of up to US$180 million. Elan and the Corporation will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. The Corporation’s current cost share and ownership interest is 30%.

At the end of Phase II development of ELND005 (AZD-103), the Corporation may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If the Corporation continues cost sharing, then the Corporation will be entitled to a share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage. If the Corporation elects not to continue cost sharing, then the Corporation will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized.

In November 2006, the Corporation completed a private placement of 2,986,867 Common Shares at a price of $8.37 per Common Share, for net cash proceeds of $23,964,751, from two funds managed by Great Point Partners, LLC.

In March 2007, the Corporation released positive interim data from the combination therapy of TT-223 and EGF Phase IIa clinical trials in type 1 and type 2 diabetes patients. Data from the trial in type 2 diabetes patients demonstrated that combination therapy of TT-223 and EGF significantly lowered blood glucose levels for patients using metformin and/or thiazolidinediones (“TZD”). In the type 1 diabetes study, 6 of 11 (54%) patients responded to combination therapy of TT-223 and EGF, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.

In April 2007, the FDA granted “Fast Track” designation to the investigational drug candidate ELND005 (AZD-103) which is being developed in collaboration with Elan. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

In June 2007, the Corporation completed the acquisition of Neuromedix, a CNS focused biotechnology company. The Corporation issued a total of 685,951 Common Shares as consideration for 100% of the NeuroMedix Common Shares. The NeuroMedix Common Shares were delisted from the TSX Venture Exchange effective May 15, 2007.

In June 2007, the Corporation filed a Registration Statement on Form 40-F in connection with the filing of the Corporation’s listing application for the NASDAQ Stock Market. The Form 40-F filing was made with the United States Securities and Exchange Commission to register the Corporation’s Common Shares in the United States.

Later in June 2007, the Corporation announced final results from an exploratory Phase IIa combination therapy of TT-223 and EGF clinical trial. A four week therapy with the combination therapy of TT-223 and EGF led to sustained reductions in blood glucose levels for six months post-treatment in type 2 diabetes patients. In the combination therapy of TT-223 and EGF treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months two to six post-treatment. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with the combination therapy of TT-223 and EGF. These clinical improvements, including HbA1c reductions greater than 1% in patients six months post-treatment, highlight the potential that the combination therapy of TT-223 and EGF could provide patients significant clinical benefit in excess of six months.

In July 2007, the Corporation consolidated its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every nine (9) pre-consolidation Common Shares outstanding.

Also in July 2007, the Corporation completed a private placement financing issuing 1,736,107 Common Shares at a price of $14.40 per Common Share, raising net cash proceeds of $23,968,567 from a number of funds managed by Oracle Investment Management Inc., The Invus Group LLC and a large Boston-based investment management company.

In August 2007, the Corporation’s Common Shares began trading on the NASDAQ Capital Market, under the symbol “TTHI”. The Corporation’s Common Shares continue to trade on the Toronto Stock Exchange under the symbol “TTH” in addition to NASDAQ.

In August 2007, the Corporation announced the completion of multiple Phase I clinical studies with Alzheimer’s disease drug candidate ELND005 (AZD-103). ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bioavailable, cross the blood-brain barrier and achieve levels in the human brain and cerebrospinal fluid (“CSF”) that were shown to be effective in animal models for Alzheimer’s disease.

In October 2007, the Corporation announced the receipt of US$7.5 million representing the second half of the US$15 million upfront payment under the Corporation’s global collaboration agreement with Elan for the Alzheimer’s disease drug candidate ELND005 (AZD-103).

In November 2007, the Corporation announced that following good faith negotiations, Novo Nordisk and the Corporation were not able to come to agreement for an exclusive license to the Corporation’s diabetes programs. Accordingly, the Corporation sent notice to Novo Nordisk terminating the Novo Nordisk licensing agreement, which resulted in the return to the Corporation of all rights held by Novo Nordisk relating to the combination therapy of TT-223 and EGF.

In December 2007, the Corporation announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.

In January 2008, the Corporation’s Common Shares were approved for listing and began trading on the NASDAQ Global Market on Monday January 7, 2008. Prior to this change, the Corporation’s Common Shares had been listed on the NASDAQ Capital Market. The Corporation’s Common Shares continue to trade on the Toronto Stock Exchange in addition to the NASDAQ Global Market.

Also in January 2008, the Corporation received a US$5 million milestone payment under its global collaboration agreement with a subsidiary of Elan. The milestone payment was triggered by the initiation of a Phase II clinical study of Alzheimer’s disease drug candidate, ELND005 (AZD-103).

In March 2008, the Corporation and Eli Lilly and Company (“Lilly”) announced that the two companies had entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize the Corporation’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, the Corporation has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. The Corporation and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Corporation up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.

On August 18, 2008, the Corporation announced a series of actions to strengthen the Corporation’s drug discovery group. The Corporation acquired certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”). In consideration for the acquisition of these assets and intellectual property rights, the Corporation paid US$1 million, and will potentially pay up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

In September 2008, the Corporation announced the first patient was dosed in a Phase II clinical study of gastrin analogue TT-223 in type 2 diabetes patients. The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes have been enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents (metformin and/or thiazolidinediones).

On October 3, 2008, the Corporation received 23,272,633 common shares of Stem Cell Therapeutics Corp. (“Stem Cell”) pursuant to the terms of a share purchase agreement entered into on October 4, 2004. Under the terms of this agreement, the final $1,650,000 milestone payment was due from Stem Cell to the Corporation on September 30, 2008. Stem Cell elected to make this payment in the form of Stem Cell common shares from treasury.

On October 20, 2008, Elan and the Corporation announced the achievement of the patient enrolment target for a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease.

In January 2009, the Corporation disposed of 23,272,633 common shares of Stem Cell in open market transactions over the TSX Venture Exchange which resulted in net proceeds of approximately $1.4 million.

On February 5, 2009, the Corporation announced the completion of patient enrolment for a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes.

On March 23, 2009, the Corporation announced the initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of a proprietary Lilly GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

On April 3, 2009, the Corporation terminated the agreement with the JDRF and paid $441,455 (US$350,000) which represents the total amounts owing to the JDRF under the terms of the agreement. The original objective of the JDRF funding was to support efforts towards the development of an effective gastrin-based therapy for diabetes. The research funding used to date has supported meaningful work that has advanced the TT-223 combination therapies into position to begin clinical studies. Lilly will be fully supporting this clinical development work not only through financial resources, but through their expertise and specialized clinical development groups. With this in mind, the Corporation and the JDRF agreed that it would be reasonable for the JDRF to reassign financial resources earmarked for development of gastrin-based therapies to another worthy research program. The Corporation has no further obligations that survive termination of the agreement.

On April 23, 2009, Elan and the Corporation announced the receipt of a key patent for Alzheimer’s Disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

Recent Developments

On July 13, 2009, Elan and the Corporation announced Phase 1 data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

The Corporation owns 50% of certain patent rights issued in connection with the I.N.T.TM technology for the treatment of juvenile diabetes and has a license agreement with the General Hospital Corporation (“GHC”) whereby GHC granted the Corporation an exclusive worldwide license for the remaining 50% of the aforementioned patent rights. Subsequent to June 30, 2009, the license agreement with GHC was terminated. Under the license agreement, the Corporation was committed to making royalty payments on the net sales of any product commercialized based on this technology. As a result of the termination, the Corporation no longer has any financial obligations to GHC. The Corporation determined that the sub-licensing fees and prepaid royalties paid to GHC have a fair value of $Nil. Accordingly, these assets totalling $658,231 were written off as of June 30, 2009. The Corporation continues to own 50% of the patent rights associated with the terminated agreement. These early legacy patents covered EGF and gastrin combinations and the use of naturally occurring gastrins. However, the technology has advanced and currently utilizes subsequently developed gastrin analogues protected under intellectual property filings owned jointly by the Corporation and Lilly.

Trends

The pharmaceutical and biotechnology industry is challenged by increasing competition, downward pressure on drug pricing, increased drug development costs and shortened drug product life cycles. In order to compete in this industry, companies must consider ways to decrease the time and cost for developing products.

The success of the Corporation is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving profitable operations in the future. The continuation of the research and development activities and the commercialization of its products are dependent on the Corporation’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Corporation’s ability to fund these programs going forward.

The Corporation continues to be focused on increasing shareholder value by advancing its products through clinical trials and by successfully partnering products. During fiscal 2010, the Corporation expects to:

•

Complete the current Phase II clinical study with ELND005 (AZD-103) in mild to moderate Alzheimer’s disease patients and with its partner Elan, set a plan for the late stage development of the product;

•	Complete the Phase II clinical study with TT-223 in type 2 diabetes patients;

•	Complete enrolment of the Phase Ib clinical trial with TT-223 in combination with a GLP-1 analogue in type 2 diabetes patients;

•	Advance TT-301 or TT-302 into Phase I clinical trials and initiate licensing discussions with potential partners;

•	Acquire or license an early stage technology.

BUSINESS OF THE CORPORATION

Market sizes appearing in this Annual Information Form are estimates of potential markets only. The Corporation makes no claim that such figures represent sales figures actually anticipated should the Corporation successfully develop and receive approval for any of its product candidates.

General

The Corporation is a product-focused biopharmaceutical company developing novel therapeutics for disease indications with large markets. The Corporation considers itself to be in one business segment; that is the research and development of therapeutic agents.

The Corporation’s strategic focus is on building shareholder value. To effectively achieve this, the Corporation has established a business model based on the following steps: 1) identifying attractive early stage technologies targeting large markets; 2) moving these products through the clinic to provide validation; 3) considering additional product opportunities; 4) identifying partners with the infrastructure and resources to complete late stage clinical development and product commercialization; and 5) identifying new product opportunities to replenish the Corporation’s product pipeline.

This business model allows the Corporation to maximize the return from its early stage investment and validation through partnerships with large pharmaceutical companies. These partnerships not only provide the Corporation with third party validation, but also fund the more costly later stage clinical development of its lead products and provide revenues through milestone payments, royalties and profit sharing arrangements for the future growth of the Corporation. The revenues from these partnerships may also allow the Corporation to continually replenish its product development pipeline while reducing the need to secure funding from the public markets.

The Corporation’s business model has resulted in an infrastructure that also allows the Corporation to advance several products simultaneously while controlling its burn rate. The Corporation’s small and versatile infrastructure has in part resulted from the Corporation conducting research and development internally, as well as, out-sourcing work to hospitals, universities or pharmaceutical companies.

Technology

The Corporation currently has three lead technologies in development: (i) ELND005 (AZD-103) for the treatment of Alzheimer’s disease; (ii) gastrin analogue, TT-223 for the treatment of diabetes; and (iii) TT-301 and TT-302 which can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, multiple sclerosis and others.

ELND005 (AZD-103) Technology

The Corporation is developing disease-modifying small molecule therapeutics that act by preventing the formation of and breaking down amyloid beta peptide aggregates. The accumulation of amyloid beta has been connected to several diseases including Alzheimer’s disease, AA Amyloidosis and others.

The Product

The Alzheimer’s disease lead product, ELND005 (AZD-103), is part of an emerging class of disease-modifying drugs that have the potential to both reduce disease progression and improve symptoms such as diminished cognitive function. ELND005 (AZD-103) breaks down neuro-toxic fibrils, allowing amyloid peptides to clear the brain rather than form amyloid plaques, a hallmark pathology of Alzheimer’s disease.

The Corporation and its development partner, Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. In these studies, ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bioavailable, to cross the blood-brain barrier and to achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

The Corporation and Elan commenced a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease.

The next steps in the development of ELND005 (AZD-103) will be to complete the current Phase II clinical study and with its partner Elan, set a plan for the late stage development of the product.

Alzheimer’s Disease – The Disease and the Market Opportunity

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behaviour, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age of 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the United States, Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually. Scientists have so far discovered one gene that increases risk for late-onset of the disease.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

Gastrin Based Therapies

Gastrin based therapies are an emerging class of potential disease-modifying therapies for patients with diabetes, and have been shown to provide sustained improvement in glycemic control in preclinical models and early clinical studies. Sustained improvement in glycemic control is a key goal for patients with diabetes in order to alleviate the symptoms of hyperglycemia and to prevent diabetic complications, thereby improving their overall quality of life.

The Products

TT-223 Gastrin Analogue

The Corporation’s gastrin based therapies program is focused on the development of gastrin analogues, alone or in combination with approved or experimental diabetes agents as potential disease modifying therapies for diabetes patients. Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with glucagon-like peptide-1 (“GLP-1”) analogues or EGF analogues. In humans, the Corporation’s Phase IIa clinical trial data showed that 4-weeks of the combination therapy of gastrin analogue, TT-223, and an EGF analogue (formerly known as E1-I.N.T.TM) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. These data suggest that gastrin based therapies might have an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.

The Corporation’s lead gastrin analogue in development is TT-223, (formerly known as “G1”). TT-223 has been shown to have a favourable safety profile in multiple preclinical animal studies and Phase 1 studies in healthy volunteers. The Corporation and its development partner, Lilly, have advanced TT-223 into a Phase II clinical study in type 2 diabetes patients.

TT-223 in combination with GLP-1 analogues (formerly known as “GLP1-I.N.T. TM”)

Preclinical efficacy studies show that TT-223 in combination with GLP-1 analogues is more effective at reducing blood glucose levels relative to any of the analogues alone in diabetes animal models. This data demonstrates the ability of TT-223 to enhance the efficacy of GLP-1 analogues as a therapy for the treatment of type 1 and type 2 diabetes. The Corporation and Lilly have advanced TT-223 in combination with a GLP-1 analogue into a Phase 1b clinical study in type 2 diabetes patients.

TT-223 in combination with EGF Analogues (formerly known as “E1-I.N.T.TM”)

The Corporation’s first diabetes therapy TT-223 in combination with EGF, a combination of the Corporation’s epidermal growth factor analogue and a gastrin analogue, has completed two Phase I clinical trials, in which it was shown that it was safe to administer. The Corporation received FDA clearance to initiate exploratory Phase IIa clinical trials for the drug candidate in both type 1 and type 2 diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily TT-223 in combination with EGF treatment with a six-month follow-up.

On June 28, 2007, the Corporation announced final results from the exploratory Phase IIa clinical trial. (See “General Development of the Business – Three Year History.”) The next steps in the development of TT-223 in combination with the Corporation’s epidermal growth factor analogue will be evaluated following the review of data from the Phase II studies of TT-223 alone and in combination with GLP-1 analogues.

Diabetes – The Disease and the Market Opportunity

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

With the insulins and anti-diabetic medications markets having global sales of over US$9 billion and US$15 billion, respectively, the market opportunity for TT-223 is expected to be significant.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of $1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons, including an inability to sufficiently cross the blood brain barrier.

To address this large unmet medical need, the Corporation is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, multiple sclerosis and others. The Corporation is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Development of TT-301 and TT-302

The Corporation’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

Investigational new drug enabling studies are being performed and assuming positive outcomes, the first Phase I study is expected early in calendar 2010. Based on the characteristics of lead drug candidates, the Corporation will identify an initial disease indication for the clinical development of each. However, as these drug candidates enter clinical development, the Corporation may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Product Pipeline

Below is a diagram illustrating the Corporation’s product pipeline for its lead technologies, and the current stage of development for each product:

Regulatory Approval Process for Therapeutic Drugs

The development of new pharmaceuticals is strongly influenced by a country’s regulatory environment. The drug approval process in Canada is regulated by Health Canada. In the United States, the regulatory body is the FDA. Similar processes are conducted in other countries by similar regulatory bodies. Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products, “Good Manufacturing Practices” (“GMP”). Companies must establish that the production of their products comply with GMP and the clinical development be conducted with Good Clinical Practices in order to demonstrate the safety and effectiveness of the therapeutic. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured. See “Risks and Uncertainties”.

In order to market its pharmaceutical products in Canada and the United States, the Corporation must successfully satisfy the requirements of each of the following stages of the regulatory approval process and drug development:

Pre–Clinical Studies: Pre–clinical studies involve extensive testing in laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicological effects in animals. The conduct and results of these studies are reported to regulatory agencies in an Investigational New Drug (“IND”) application in the United States and a Clinical Trial Application (“CTA”) in Canada, to gain approval to commence clinical trials of the product in human subjects or patients, depending on the indication for use.

Phase I Clinical Trials: Phase I clinical trials are designed to determine the pharmacokinetics, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and the maximum tolerated dose. These studies, usually short in duration, are typically conducted with healthy volunteers.

Phase II Clinical Trials: Phase II studies are conducted to evaluate the safety of the drug in the intended patient population with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase II studies are typically well controlled, closely monitored and conducted in a relatively small number of patients. These studies are usually designed to gain early evidence of the effectiveness of the therapeutic, along with its safety.

Phase III Clinical Trials: Phase III studies are expanded studies performed after preliminary evidence suggesting effectiveness of the drug is obtained. Phase III studies gather additional information about effectiveness and safety that is required to evaluate the overall benefit-risk profile of the drug and to provide adequate basis for physician labelling. Phase III trials usually involve several hundred to several thousand patients.

After all three phases of clinical trials have been completed, the results are then submitted to the respective health authority for marketing approval in the respective countries. If and when marketing approval is granted by Health Canada or the FDA, as the case may be, the product is then approved for commercial sale in the respective jurisdiction.

In addition to the approval of the drug itself, Health Canada and the FDA each require that the manufacturer of a therapeutic drug be in full compliance with the current GMPs in effect in Canada or the United States, respectively. A similar process for therapeutic drug approval is followed in most other countries with sophisticated regulatory bodies that have appropriate regulations and oversight.

Manufacturing

The Corporation relies on third party manufacturers to supply all of its drug substances, namely the biological entities that comprise the gastrin-based therapies, ELND005 (AZD-103), TT-301/ TT-302, and the finished dosage form for its preclinical and clinical products. Similarly, it will rely on third party manufacturers to manufacture its products for sale. As such, the commercial success of such products may be outside of the Corporation’s control. See “Risks and Uncertainties”.

The preclinical and clinical products are produced in compliance with current GMPs as established by applicable regulatory authorities, and the manufacturer is responsible for ensuring compliance to the set standard, and biosafety testing, with full characterization being the responsibility of the Corporation.

Thus far, ELND005 (AZD-103), the active pharmaceutical ingredient, has been produced for the Corporation by Albany Molecular Research Inc. based in the state of New York. The final drug product is encapsulated by a third party contract manufacturer for clinical use.

The active ingredient for TT-223 was produced for the Corporation by Bachem Inc. of California and Polypeptide Laboratories A/S of Denmark. For the combination therapy TT-223 and an EGF analogue, the active ingredient of the Corporation’s EGF analogue has been manufactured by Cambrex Bio Science Baltimore, Inc. The final drug products for both EGF and TT-223 were formulated and aseptically filled at a third party sterile fill contract manufacturer in the United States for preclinical and clinical use. For the combination therapy of TT-223 and a GLP-1 analogue, TT-223 is manufactured and formulated as above and the Corporation’s development partner Lilly will supply the GLP-1 analogue component of the therapy.

The Corporation has contracted Piramal Healthcare (Canada) Limited to produce active ingredient for TT-301/ TT-302. The preparation of final drug product will be performed by a third party contract manufacturer.

All of the above manufacturing contracts are on a fee-for-service basis.

On October 11, 2000, the Corporation entered into a license agreement with Research Corporation Technologies, Inc. (“RCT”) of Tucson, Arizona for the use of RCT’s patented protein expression system for the production of EGF. As per the terms of the license agreement, RCT would have received royalties of 1.5% on net sales of the combination product. In addition, the Corporation had agreed to pay RCT minimum royalties of US$30,000 per year for the term of the license. During fiscal 2009, the Corporation terminated the RCT license agreement. Following the termination, the Corporation has no further financial obligations to RCT.

Product Marketing Strategy

The markets for the products being developed by the Corporation are large and may require substantial sales and marketing capability. Before successful completion of the development of the Corporation’s various products, the Corporation hopes to enter into one or more strategic partnerships or other collaborative arrangements with pharmaceutical or other companies that have marketing and distribution expertise to address these needs. If appropriate, the Corporation will establish arrangements with various partners for different geographical areas.

Specialized Skills and Knowledge

As at September 16, 2009, the Corporation had 28 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy.

The Corporation believes that investing in human capital is fundamental to its continued growth and success. The Corporation depends on its people for constant innovation and research and development. The Corporation intends to implement a practice of aggressively recruiting high calibre personnel and retaining such personnel by offering appropriate compensation incentives.

Competitive Conditions

There are a number of treatments in various stages of development which may compete with the Corporation’s therapeutic programs in each of its selected therapeutic disease-specific applications. The following is a summary of the principal therapeutic treatments, which the Corporation understands are currently being developed by others for each therapeutic area in which the

Corporation is currently focusing its efforts. This summary is not necessarily an exhaustive list of such competing therapeutic treatments. Competition may have an adverse effect on the Corporation. See “Risks and Uncertainties”.

Alzheimer’s Disease

Currently, all of the approved Alzheimer’s therapies and many of the clinical candidates seek to reduce Alzheimer’s related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists. An emerging class of compounds in clinical development are fibril inhibitors which seek to slow or even reverse the disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.

Diabetes

The following is a brief summary of the principal therapeutic strategies, of which the Corporation is aware, currently being developed for the treatment of diabetes.

Intensive Insulin Therapy - The goal of intensive insulin therapy is to more accurately control hyperglycemia by increasing the frequency of insulin injection. This type of insulin therapy, however, increases the risk of hypoglycemia and demands more frequent blood sugar monitoring which can be painful and time consuming. This approach only addresses type 1 diabetics and the subset of type 2 diabetics that requires constant insulin injections and it only manages the disease, it does not offer a long-term solution.

Prevention of Type 1 Diabetes Through Immune Suppression - Type 1 diabetes is a result of immune-directed destruction of islet cells and it is therefore feasible to prevent auto–immune diabetes by immune suppression. This type of therapeutic approach requires the use of immune suppressants such as cyclosporine or anti-cytokine antibodies. There are significant risks with immune suppressants as they depress the body’s immune functions making the body more susceptible to developing other diseases.

Pancreas Transplantation - Another therapeutic approach is the transplantation of the entire pancreas. This approach has been demonstrated to return blood glucose levels to normal but is generally performed in conjunction with kidney transplantation. Prolonged immune suppression is required to prevent tissue rejection. Pancreatic transplantation can be effective at fighting the disease, however, it is very costly, invasive, limited by the number of available organs and it is accompanied by the general risks of using immune suppression.

Islet Cell Transplantation - Several companies are developing competing products that provide purified islet cells for transplantation isolated from human or pig pancreases. These methods could produce a potentially unlimited supply of islet cells for transplantation. These therapies have required immune suppression to prevent immune rejection and require invasive surgery to implant the islet cells. Islet cell transplantation can be effective at fighting the disease, however, it is very costly, invasive, and it is accompanied by the general risks of using immune suppression.

Oral Antidiabetic Agents are FDA approved for use in conjunction with diet and exercise to enhance glycemic control in type 2 diabetic patients.

Oral sulfonylureas reduce blood glucose by stimulating insulin from pancreatic beta-cells as well as increasing responsiveness in insulin-sensitive tissues.

Metformin is an oral hypoglycemic agent that improves glycemic control by decreasing hepatic glucose production and intestinal glucose absorption as well as improving insulin sensitivity through increased peripheral glucose uptake and utilization.

Thiazolidinediones are potent agonists of peroxisome proliferator-activated receptor-gamma (“PPAR-gamma”), receptors important for insulin action which are located in adipose tissue, liver and skeletal muscle. Activation of these receptors affects the transcription of genes responsible for control of glucose and lipid metabolism. These agents, in the presence of insulin, decrease insulin resistance in the liver and at peripheral sites and improve insulin-dependent glucose disposal and reduce hepatic glucose output.

Incretin Therapies - The incretin hormones, GLP-1 and glucose-dependent insulinotropic peptide (“GIP”), have been identified as important factors in glucose homeostasis. Released from the gut following a meal, GLP-1 and GIP stimulate insulin secretion from pancreatic beta cells in response to normal or elevated blood glucose concentrations. GLP-1 also lowers glucagon excretion from pancreatic beta cells, which results in reduced hepatic glucose production, and also reduces appetite, slows gastric emptying, and improves ß-cell function. When administered intravenously or subcutaneously, GLP-1 is effective in treating type 2 diabetes. Unfortunately, both GLP-1 and GIP are rapidly degraded by dipeptidyl peptidase IV (“DPP-IV”); therefore, research has been focused on preventing degradation by inhibiting the DPP-IV enzyme. Sitagliptin is a novel agent with a unique mechanism of action: the drug acts as a DPP-IV inhibitor which reduces inactivation of incretin hormones and improves glycemic control in type 2 diabetic patients.

Intellectual Property

The Corporation’s intellectual property practice is to file patent and trademark applications to protect proprietary inventions, technologies, improvements and trademarks that are considered to be important to the development of the Corporation’s business and consistent with the Corporation’s strategic focus. The Corporation also depends upon trade secrets and licensing opportunities to expand and maintain its competitive position.

The Corporation possesses a strong intellectual property position for its platform technologies. The Corporation currently holds the rights to 50 patent families relating to its technology platforms and drug development programs. To date, the Corporation possesses or exclusively licenses 61 issued patents, with the remainder in varying stages of the patent application process. Current Canadian and U.S. patent laws provide that the Corporation’s patents are protected for a period of 20 years after their filing dates.

Patent Protection

The Corporation’s patent portfolio provides protection for its areas of technology focus:

ELND005 (AZD-103)

The Corporation acquired a number of U.S. and PCT patent applications for the ELND005 (AZD-103) technology through its acquisition of Ellipsis Neurotherapeutics Inc. (“ENI”). This portfolio has been expanded with the filing of additional patent applications based on findings from clinical and preclinical studies performed by the Corporation with its development partner, Elan.

During fiscal 2009, the Corporation announced the receipt of the first patent for Alzheimer’s Disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions. The Corporation is actively prosecuting patent application families in multiple jurisdictions throughout the world.

Gastrin Based Therapies

The Corporation’s patent portfolio for gastrin-based therapies includes 34 issued patents with an extensive portfolio of patent applications pending in multiple jurisdictions throughout the world, including the United States, Canada, Australia, Europe, China and Japan. The issued patents have claims relating to compositions and methods for administering both EGF receptor ligand and gastrin receptor ligand for treating diabetes; a modified gastrin; and compositions comprising gastrin and/or EGF and particular agents for suppressing an immune response.

The Corporation has entered into an agreement with London Health Sciences Centre Research Inc. of London, Ontario whereby it has acquired licensed rights related to the TT-223 technology.

Neuromedix Technology

The Corporation acquired 100% of CNS-focused Neuromedix, Inc. in June of 2007. With this acquisition, the Corporation acquired multiple patent applications covering the TT-301/TT-302 family of compounds. See “General Development of the Business”.

Discovery Projects Acquired from Forbes

In August 2008, the Corporation acquired certain assets and the exclusive rights to three drug discovery projects from Forbes. As part of the acquisition, the Corporation acquired multiple patent applications and one issued patent covering a series of compounds for various indications. See “General Development of the Business”

RISKS AND UNCERTAINTIES

Investing in the Corporation’s securities involves a high degree of risk. Before making an investment decision with respect to the Corporation’s securities, you should carefully consider the risk factors set out under the heading “Risks and Uncertainties” in the Corporation’s Management Discussion and Analysis dated September 16, 2009 which is available at www.sedar.com.

DIVIDENDS

The Corporation has not declared any dividends to date and does not currently anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation (the “Board of Directors”) and will depend upon the Corporation’s need to finance growth, its financial condition, results of operations, capital requirements and other factors which the Board of Directors may consider appropriate in the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders and vote at such meetings, are entitled to dividends if, as and when declared by the Board of Directors and are entitled to share rateably in the assets of the Corporation as are available for distribution upon the liquidation, dissolution or winding-up of the Corporation.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “TTH” and as of January 7, 2008 on the NASDAQ Global Market under the symbol “TTHI”. Prior to graduating to the NASDAQ Global Market, from August 20, 2007 to January 6, 2008 the common shares were also traded on the NASDAQ Capital Market under the symbol “TTHI”. Selected trading information is provided for the trading on the TSX on a monthly basis for the period from July 1, 2008 to September 14, 2009 as follows:

Month	High $	Low $	Close $	Volume #
September 1 to 14, 2009	6.71	5.35	6.65	31,121
August, 2009	6.06	5.15	5.81	74,557
July, 2009	7.00	4.60	5.17	144,209
June, 2009	4.89	4.00	4.41	463,596
May, 2009	5.10	4.07	4.46	81,124
April, 2009	5.55	4.52	5.10	117,970
March, 2009	5.83	4.50	4.85	103,740
February, 2009	5.89	4.75	4.83	61,372
January, 2009	6.20	4.64	5.94	121,870
December, 2008	5.24	2.54	4.74	160,462
November, 2008	4.50	2.42	3.11	160,650
October, 2008	5.50	2.70	3.76	348,864
September, 2008	9.53	4.72	5.51	606,435
August, 2008	9.99	7.30	9.34	401,846
July, 2008	13.67	9.40	10.22	293,728

ESCROWED SECURITIES

The following securities of the Corporation are subject to an escrow agreement dated October 1, 2000 between Sotos Associates, the Corporation and certain current and former officers, employees and consultants of the Corporation.

Designation of Class	Number of Securities Held in Escrow		Percentage of Class
Common Shares	79,908	(1)	0.003%

Notes:

(1)

36,183 Common Shares were issued to a consultant pursuant to a Consulting Agreement dated April 1, 2000 and were to be earned over 24 months. The Consulting Agreement was terminated effective as of October 31, 2001 at which point 28,641 Common Shares were earned. Consequently, 7,542 of these Common Shares can no longer be earned. Pursuant to the Consulting Agreement an additional 72,366 Common Shares were issued to the consultant and are being held in escrow, pending the achievement of specified milestones relating to patent claims and the initiation of a Phase II b or Phase III clinical trial in the area of wound healing. Notwithstanding the termination of the Consulting Agreement the consultant is entitled to 72,366 Common Shares in the event the milestones are achieved. Management is of the opinion that those Common Shares will never be earned.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 16, 2009:

Name and Province/State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since (4)
Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999

Name and Province/State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since (4)
Elie Farah (5) Ontario, Canada	President and Chief Financial Officer

President and Chief Financial Officer of the Corporation since July 2008; prior thereto, Chief Financial Officer and VP, Corporate Development of the Corporation since May 2005; prior thereto, Managing Director of Rathlin Capital, an M&A advisory firm, from July 2003 to April 2005;

N/A

Dr. Aleksandra Pastrak Ontario, Canada	VP, Research and Medical Officer

VP, Research and Medical Officer of the Corporation since July 2007, prior thereto, VP, Research of the Corporation since May 2005; prior thereto, Director of Research and Development of the Corporation.

N/A

Nicole Rusaw-George Ontario, Canada	VP Finance

VP, Finance of the Corporation since July 2008, prior thereto, Director of Finance of the Corporation since June 2005; prior thereto, Manager at Smith, Nixon & Company Ltd., a Chartered Accounting firm, from July 2002 to June 2005.

N/A

Carl Damiani Ontario, Canada	VP Business Development	VP of Business Development of the Corporation since December 2007, prior thereto, Director of Business Development of the Corporation since October 2003.	N/A

Laura, Agensky Ontario, Canada	VP of Clinical Operations	VP of Clinical Operations of the Corporation since June 2009, prior thereto, Senior Director Clinical Development of the Corporation since May 2001.	N/A

Louis Alexopoulos Ontario, Canada	Secretary	Barrister and Solicitor at Sotos Associates LLP, law firm.	N/A

Michael Ashton (1)(2)(3) London, England United Kingdom	Director	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company	December 2002

Name and Province/State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since (4)
Paul Baehr (1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002

Christopher Henley (1) (3) Ontario, Canada	Director	President of Henley Capital Corporation, a limited market dealer.	October 2000

Dr. Gary W. Pace (1) (2)(3) California, USA	Lead Director	Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since November 2002	January 2002

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)

The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders which is scheduled for December 8, 2009. It is anticipated that each current director will be nominated by management for re-appointment at the Corporation’s Annual Meeting.

(5)

Mr. Farah joined Pangeo Pharma Inc. on April 1, 2003 to assist with corporate restructuring. On July 10, 2003, Pangeo Pharma Inc. filed for protection from its creditors under The Companies’ Creditors Arrangement Act.

Securities Holdings

As of the date of this Annual Information Form, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or discretion over 1,027,541 Common Shares, which represents 4.43% of the issued and outstanding Common Shares.

AUDIT COMMITTEE

Audit Committee Charter

The charter of the Corporation’s audit committee is attached as Appendix A.

Composition of the Audit Committee

The Corporation’s audit committee is composed of Mr. Christopher Henley (Chair), Mr. Paul Baehr, Mr. Michael Ashton, and Dr. Gary Pace, each of whom is independent under the TSX and NASDAQ listing standards and financially literate.

Relevant Education and Experience

Mr. Christopher Henley (Chair):

Mr. Henley has a B.A. from Memorial University and an MBA from Dalhousie University. He has completed the Institute of Corporate Directors Education Program at the Rotman School of Management, University of Toronto and holds the professional designation ICD.D. He is currently founder and President of Henley Capital Corporation, a limited market dealer specializing in mergers and acquisitions, financing and advisory services to companies covering the full spectrum of high technology and emerging companies.

Previously, Mr. Henley was the head of investment banking in Toronto at what was then Canada’s largest independent employee-owned investment dealer and ran the High Technology and Communications practice. He has been an investment banker for over 20 years and is a registered adviser with the Ontario Securities Commission. Mr. Henley is a former Chair of the Toronto Port Authority where he also chaired the Corporate Governance, Nominating and Human Resources Committee and was a member of the Audit Committee and a former member of the board and audit committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public partnership, developed Highway 407 in Toronto, Ontario, the first all-electronic toll highway in the world. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers’ Technology Advisory Group (“MTAG”) for the Province of Ontario. He is also a former Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and an active member of the Institute of Corporate Directors. Mr. Henley currently sits on a number of boards of directors including West Park Healthcare Centre and the McMichael Canadian Art Foundation.

Mr. Paul Baehr:

Mr. Baehr has a B.A. from the University of British Columbia. He is currently President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a biotechnology company listed on the TSX under the symbol “IBT”. Previously, Mr. Baehr was an Executive Vice President at Sterling Winthrop and prior thereto a Senior Vice President at CIBA-GEIGY Pharmaceuticals, both of which are large pharmaceutical companies. In addition, Mr. Baehr currently sits on boards of directors of the following public companies; IBEX Technologies Inc. and Haemacure Corporation.

Dr. Gary Pace:

Dr. Pace has a B.Sc. from the University of New South Wales and a Ph.D. from the Massachusetts Institute of Technology. Dr. Pace is a Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007, prior thereto, co-founder, Chairman and Chief Executive Officer of QRxPharma. Previously, Dr. Pace was Chairman and Chief Executive Officer of Waratah and prior thereto President and Chief Executive Officer of RTP Pharma Inc. Dr. Pace currently sits on boards of directors of the following public companies; QRxPharma Limited, Celsion Inc., Peplin Ltd., and ResMed Inc.

Mr. Michael Ashton:

Mr. Ashton has been an independent consultant to the pharmaceutical industry since March 2006. Prior thereto, he was the Chief Executive Officer of SkyePharma PLC. He has 30 years of experience in the Pharmaceutical industry having worked for Merck, Pfizer, Purepac and Faulding, where Mr. Ashton was Chairman, President and CEO. Mr. Ashton currently sits on boards of directors of the following public companies; Hikma Pharmaceuticals PLC, Proximagen Neuroscience PLC, and Phosphagenics Limited.

Pre-Approval Policies and Procedures

The Corporation’s audit committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the audit committee is required to pre-approve all audit, audit related, and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor’s independence from the Corporation. Accordingly, the audit committee has adopted a pre-approval policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.

Under the pre-approval policy, the Corporation’s audit committee annually reviews and pre-approves specific audit, audit-related and tax services that may be provided by the external auditor without obtaining specific pre-approval from the audit committee, as well as maximum fees for such services. All services that are not pre-approved or exceed the pre-approved maximum fees require specific pre-approval by the audit committee before the service can be performed by the external auditor. The pre-approval policy also includes a list of prohibited services.

External Auditor Service Fees

The following is a table outlining the aggregate fees billed to the Corporation by its external auditors, PricewaterhouseCoopers LLP:

	During the Year Ended June 30, 2009 $	During the Year Ended June 30, 2008 $
Audit Fees (1)	451,846	244,823
Audit-Related Fees	—	51,001
Tax Fees (2)	47,720	51,858
Non-Audit (3)	87,513	3,934
Total	587,079	351,616

Notes:

(1)

During the years ended June 30, 2009 and 2008 “Audit Fees” include fees for the annual audit, financings, quarterly reviews, internal control work, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.

(2)

During the years ended June 30, 2009 and 2008 “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax and SR&ED eligibility.

(3)	For the years ended June 30, 2009 and 2008, the category “Non-Audit” includes IFRS fees and a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board.

TRANSFER AGENTS AND REGISTRAR

The Corporation’s transfer agent and registrar is Computershare Investor Services Inc. The registration facilities are maintained in Toronto, Ontario. The co-agent responsible for the United States is Computershare Trust Company, NA, whose registration facilities are maintained in Golden, Colorado.

MATERIAL CONTRACTS

The Corporation has entered into the following material contracts, which were not in the ordinary course of business:

In March 2008, the Corporation and Lilly signed a US$140 million licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize the Corporation’s gastrin based therapies. Details of the terms of the agreement are discussed above under the heading, “General Development of the Business”.

On September 27, 2006, the Corporation and Elan signed a US$200 million global collaboration agreement to develop and commercialize the Alzheimer’s disease product, ELND005 (AZD-103). Details of the terms of the agreement are discussed above under the heading, “General Development of the Business”.

INTERESTS OF EXPERTS

The Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated September 16, 2009 in respect of the Corporation’s consolidated financial statements with accompanying notes as at and for the years ended June 30, 2009 and 2008. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the US Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Specifically, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation’s stock option plan is contained in the Corporation’s Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated October 31, 2008.

Additional financial information may be found in the Corporation’s Consolidated Financial Statements and MD&A for the fiscal year ended June 30, 2009 which can be retrieved under the Corporation’s profile on the SEDAR website (www.sedar.com).

TECHNICAL GLOSSARY

The following terms have the meanings specified below:

“auto-immune disease” means a condition in which the immune system mistakenly attacks the body’s own organs and tissues;

“beta cells” means cells in the pancreas that secrete insulin in response to an increase in blood glucose concentration;

“diabetes” means diabetes mellitus, a chronic metabolic disorder characterized by high blood glucose concentrations resulting from defective metabolic utilization of carbohydrates due to the absence or incomplete utilization of insulin, thus depriving the body of energy producing nutrients needed for normal functioning;

“EGF” means epidermal growth factor, a peptide growth factor expressed in normal and diseased tissues that stimulates proliferation and alters cell differentiation in the pancreas and other organs;

“gastrin” means a peptide that acts as a hormone stimulating acid secretion and growth in the stomach in adults and in fetal development; gastrin stimulates proliferation and differentiation of islet precursor cells that bud from pancreatic ducts;

“glucose” means a sugar that is the principal source of energy for cells and is essential for brain function;

“Good Manufacturing Practices” or “GMP” means the current regulatory requirements and standards regarding quality assurance procedures to be adhered to in the manufacturing of therapeutic products established and monitored by various governments including Canada and the United States;

“growth factors” means potent molecules secreted from cells into tissue fluids that stimulate the growth and differentiation of cells;

“hyperglycemia” means high levels of glucose in blood;

“hypoglycemia” means low levels of glucose in blood;

“immune suppression” means a therapy used in transplantation procedures to prevent rejection of the transplanted tissue;

“in vivo” means in the living body;

“insulin” means a peptide hormone secreted from pancreatic - cells that removes glucose from the blood by stimulating glucose uptake and utilization by fat, muscle and liver cells;

“I.N.T.™” means islet neogenesis therapy, a novel therapy for the treatment of diabetes based on the systemic administration of growth factors to stimulate islet neogenesis;

“islet cells” contain the beta cells and in the context of this document the terms are used synonymously;

“islet neogenesis” means the formation of new islet cells by the proliferation and differentiation of islet precursors budding from pancreatic ducts;

“pancreas” means a glandular organ comprising 90% exocrine cells which secrete digestive enzymes into the intestine via pancreatic ducts and 10% islet endocrine cells which secrete hormones like insulin into the blood stream;

“Patent Cooperation Treaty” or “PCT” means an international patent treaty, of which Canada is a signatory, whereby a single international patent application can be filed in the applicant’s or inventor’s home country for possible protection of intellectual property in over 100 PCT member countries;

“peptide” means a molecule made up of a number of amino acids linked together;

“Type 1 diabetes” means an auto-immune disease causing a permanent and absolute deficiency of insulin resulting from destruction of pancreatic beta cells by the body’s own immune system; and

“Type 2 diabetes” means a metabolic disorder resulting from a relative deficiency of insulin secretion insufficient to prevent high blood glucose levels that is due initially to tissue resistance to insulin action but later to beta cell failure as well.

APPENDIX A

AUDIT COMMITTEE CHARTER

Policy Statement

It is the policy of Transition Therapeutics Inc. (the “Corporation”) to establish and maintain an audit committee (the “Audit Committee”), composed entirely of independent directors, to assist the Board of Directors (the “Board”) in carrying out its oversight responsibility for the Corporation’s internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain experts, and with the approval of the Corporate Governance and Nominating Committee, special counsel.

Composition of the Committee

1.

The Audit Committee shall consist of at least three directors. The Board shall appoint the members of the Audit Committee. The members of the Audit Committee shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2.

Each director appointed to the Audit Committee by the Board shall be an independent director who is unrelated. An unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3.	Each member of the Audit Committee shall be “financially literate”. In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements.

4.	A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5.	The Chief Executive Officer of the Corporation (the “CEO”) and the Chairman of the Board shall be ex officio members of the Audit Committee.

Meetings of the Committee

1.

The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly and annual financial statements and management discussion and analysis.

2.	The rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing meetings of the Board as are set out in the Corporation’s By-laws.

3.	Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee.

4.	Notice of a meeting of the Audit Committee shall:

(a)	be in writing;

(b)	state the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least five business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

5.

A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

6.

A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

7.

In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

8.

The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however, the Audit Committee (i) shall meet with the external auditors independent of management and (ii) may meet separately with management.

9.	Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1.	The Audit Committee’s primary duties and responsibilities are to:

(a)	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

(b)	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c)	monitor the independence and performance of the Corporation’s external auditors;

(d)	deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

(e)	directly oversee the external audit process and results (in addition to items described in Section 4 below);

(f)	provide an avenue of communication among the external auditors, management and the Board;

(g)

ensure, in coordination with the Corporate Governance and Nominating Committee, that an effective “whistle blowing” procedure exists to permit stakeholders to express concerns regarding accounting or financial matters to an appropriately independent individual; and

(h)	ensure that an appropriate Code of Business Conduct and Ethics is in place and understood by employees and directors of the Corporation.

2.	The Audit Committee shall have the authority to:

(a)	inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

(b)

discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(e)	provide for the compensation of a “registered public accounting firm” (as that term is defined in Section 2(a) of the Sarbanes-Oxley Act of 2002) serving as the Corporation’s independent auditor.

3.

The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4.	The Audit Committee shall:

(a)	review the audit plan with the Corporation’s external auditors and with management;

(b)

discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c)	review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d)

review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f)

review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(g)

consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(h)	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i)

before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases;

(j)	oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

(k)

ensure the receipt of, and evaluate the written disclosures and the letter that the external auditor submits to the Audit Committee regarding the auditor’s independence in accordance with Independence Standards Board Standard No. 1, discuss such reports with the external auditor, oversee the independence of the external auditor and, if so determined by the Committee in response to such reports, take appropriate action to address issues raised by such evaluation; and

(l)

review and oversee procedures designed to identify “related party” transactions that are material to the Corporation’s consolidated financial statements or otherwise require disclosure under applicable laws and rules adopted by regulatory authorities, including the U.S. Securities and Exchange Commission. The Audit Committee shall approve any such “related party” transactions.

5.	The Audit Committee shall:

(a)

evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b)	consider the recommendations of management in respect of the appointment of the external auditors;

(c)

pre-approve all audit, audit related, and non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of the Corporation’s subsidiary entities;

(d)

approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, considering the potential impact of such services on the independence of the external auditors;

(e)

when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f)

review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6.	The Audit Committee shall:

(a)	review with management at least annually, the financing strategy and plans of the Corporation; and

(b)	review all securities offering documents (including documents incorporated therein by reference) of the Corporation.

7.

The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8.	The Audit Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9.

The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

10.	The Audit Committee shall periodically review with management the need for an internal audit function.

11.	The Audit Committee shall, in coordination with the Corporate Governance and Nominating Committee, establish and maintain procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation on concerns regarding questionable accounting or auditing matters.

12.	The Audit Committee shall review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

13.

The Audit Committee shall review with the Corporation’s legal counsel as required but at least annually, any legal matter that could have a significant impact on the Corporation’s financial statements, and any enquiries received from regulators, or government agencies.

14.	The Audit Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Audit Committee.

15.	In contributing to the Audit Committee’s discharging of its duties under this Charter, each Member shall be entitled to rely in good faith upon:

(a)	accounting information of the Corporation represented to him by an officer of the Corporation or in a written report of the auditors, and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

16.

In contributing to the Audit Committee’s discharging of its duties under this Charter, each member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board Members are subject. The essence of the Audit Committee’s duties is the monitoring and reviewing to gain reasonable assurance (but not to ensure) that the Corporation’s business activities are being conducted effectively and that the financial reporting objectives are being met and to enable the Audit Committee to report thereon to the Board.